Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals and Vale Exploration Canada Sign Regional Acquisition Agreement for
Copper Projects in the Western United States

Vancouver, British Columbia, April 7, 2011 (EMX: TSX Venture) –Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the establishment of a Regional Acquisition Agreement (the “EMX-Vale Agreement”) between its wholly owned subsidiary, Bronco Creek Exploration Inc. (“BCE”), and Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. (“Vale”), focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program, under which Vale has elected to make the Mesa Well copper property the first Designated Project.

The EMX-Vale Agreement capitalizes on BCE’s copper exploration expertise in the region and has identified a number of copper targets in key mining districts for follow-up exploration. These targets are based upon recent reinterpretations of the geology of classic mining districts, as well as new frontier exploration areas.

The EMX-Vale Agreement serves as another example of the Company’s commitment and successful execution of the prospect generation business model. The Agreement further positions the Company for long-term sustainability, while continuing to provide its investors with exposure to exploration upside and discovery in a rapidly expanding property portfolio developed in some of the world’s premier mineral belts. Please see www.eurasianminerals.com for more information.

Regional Acquisition Partnership and Designated Projects. EMX, through its subsidiary BCE, and Vale will conduct a generative, copper-focused acquisition and exploration program within an Area of Interest (“AOI”) comprised of the states of Arizona, Nevada, Utah, Idaho, and Montana. EMX will be the operator of the program, and Vale will provide 100% of all regional exploration funding, with a minimum first year expenditure of US$350,000. The Agreement may be renewed by mutual agreement of both parties on an annual basis. All properties will be acquired in the name of BCE, and Vale will have the opportunity to earn an initial 60% interest in any new acquisition, as well as those within EMX’s current portfolio, as a Designated Project (“DP”) according to the terms summarized below (note all amounts in USD):

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Vale will have an option to earn an initial 60% interest in a DP by spending $4,500,000 in exploration over a four year period. After the initial earn-in, Vale may earn an additional 15% interest (“Additional Interest”) in a DP by a) sole funding exploration work at a minimum of $1,000,000 per year, b) producing a feasibility study within seven years of DP election, and c) making a $500,000 cash payment to EMX. Vale may extend the time required to produce a feasibility study for an additional two years by paying EMX $1,000,000.

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Upon Vale’s completion of the Additional Interest requirements a) each party will fund its share of further expenditures on a go-forward basis, or b) EMX, within five years, can elect to convert its participating interest to a 2.5% NSR and three cash payments equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 226,000 pounds of copper due upon election, 2) 339,000 pounds of copper due on the fifth anniversary, and 3) 339,000 pounds of copper due on the tenth anniversary.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

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If Vale elects to not proceed with the Additional Interest option after the 60% earn-in, each party will then fund its share of further exploration expenditures on a go-forward basis. EMX has the right to convert its participating interest to a 2.5% NSR and three cash payments up until the third anniversary of joint funding. The three cash payments will be equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 452,000 pounds of copper due upon election, 2) 566,000 pounds of copper due on the fifth anniversary, and 3) 566,000 pounds of copper due on the tenth anniversary.

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If either party’s participating interest is diluted below 15%, their interest will automatically be converted to a 2.5% NSR, of which the first 0.5% may be purchased by the other party for $2,500,000 within 18 months after the later of a) conversion to a NSR or b) the completion of a feasibility study.

-	As an additional consideration, Vale will make a cash payment to EMX of $2,000,000 upon commencement of commercial production.

For properties not elected to DP status, EMX is free to advance the project on its own terms within the first six months after Vale’s decision to decline. However, after six months have elapsed, and prior to EMX vending a project to a third party, Vale has the right to reconsider and elect the property as a DP. If Vale declines this second opportunity, EMX may continue to advance the property with no further obligation to Vale.

Mesa Well Designated Project. The Mesa Well property, selected by Vale as a Designated Project, is comprised of six Arizona State Exploration Permits covering 1,308 hectares in southeastern Arizona. EMX’s identification of a porphyry copper target concealed beneath younger cover rocks is based upon a new geological interpretation, the presence of an extensive dike swarm in adjacent outcrops, and coincident geochemical and geophysical anomalies within the property position. Two rotary drill holes were completed in preparation for diamond drill testing of the copper target at depth. One of these holes intersected a key structure at the predicted depth, and returned drill cuttings composed of sericitically-altered porphyry and chips containing traces of copper-oxide mineralization at the bottom of the hole (487m total depth). A follow-up exploration program is currently under review.

About Vale S.A. (Vale). Vale is the world’s second largest mining company by market capitalization, is the leader in iron ore and pellet production and is the second biggest nickel producer. Vale also produces manganese, ferroalloys, thermal and coking coal, bauxite, alumina, aluminum, copper, cobalt, platinum group metals and fertilizer nutrients.

Appointment of MI3 Communications. EMX is also pleased to announce the engagement of MI3 Communications Financiéres Inc. (“MI3”) for market liquidity (market-making) services. The market-making activity will be carried out through a registered broker under the guidelines established by TSX Venture Exchange Policy 3.4. The goal of MI3’s services is to manage volatility, improve liquidity, and preserve the integrity of the market for EMX’s stock.

MI3 is a private company based in Montréal, the principal of which is Mario Drolet, and is arm’s length to EMX. MI3’s personnel have backgrounds as portfolio and pension fund managers, analysts, traders and investment advisors. It has provided public relations, investor relations and market making services since 2007 to over 65 small, mid and large cap Canadian public companies. The term of the appointment is four months, and MI3’s remuneration will be CAD $25,000 (plus applicable taxes) payable on commencement of the services. The Company is not aware whether MI3 currently owns any EMX stock.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com